SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

Under the Securities Exchange Act of 1934
(Amendment No.         )

SHELLS SEAFOOD RESTAURANTS, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)

822809

(CUSIP Number)

John N. Giordano, Esq., 220 South Franklin St.,
TAMPA, FLORIDA 33602 (813) 224-9255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

DECEMBER 2, 2001*

(Date of Event Which Requires Filing of This Statement)

*
The beneficial ownership reported herein is in the form of a warrant which was originally issued on January 31, 2002 and will become exercisable on January 31, 2003. The filing persons have filed this schedule pursuant to Rule 13d-3(d)(1).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

Note.  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

1.
Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons
Shells Investment Partners, LLC (IRS ID# 26-0002173)
J. Stephen Gardner
John N. Giordano
Thomas R. Newkirk
Linn D. Heaton

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds BK PF- Personal funds of members of Shells Investment Partners, LLC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Florida (Shells Investment Partners, LLC) U.S.A. (J. Stephen Gardner) U.S.A. (John N. Giordano) U.S.A. (Thomas R. Newkirk) U.S.A. (Linn D. Heaton)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.      Sole Voting Power
         4,454,015 (Shells Investment Partners, LLC)(Note 1)
         545,616.8 (J. Stephen Gardner)(Note 2)
         545,616.8 (John N. Giordano)(Note 2)
         1,135,773.8 (Thomas R. Newkirk)(Note 2)
         2,227,007.5 (Linn D. Heaton)(Note 3)

8.      Shared Voting Power
         -0- (Shells Investment Partners, LLC)
         -0- (J. Stephen Gardner)
         -0- (John N. Giordano)
         -0- (Thomas R. Newkirk)
         -0- (Linn D. Heaton)
9.      Sole Dispositive Power
         4,454,015 (Shells Investment Partners, LLC)(Note 1)
         545,616.8 (J. Stephen Gardner)(Note 2)
         545,616.8 (John N. Giordano)(Note 2)
         1,135,773.8 (Thomas R. Newkirk)(Note 2)
         2,227,007.5 (Linn D. Heaton)(Note 3)
10.    Shared Dispositive Power
         -0- (Shells Investment Partners, LLC)
         -0- (J. Stephen Gardner)
         -0- (John N. Giordano)
         -0- (Thomas R. Newkirk)
         -0- (Linn D. Heaton)

11.
Aggregate Amount Beneficially Owned by Each Reporting Person
4,454,015 (Shells Investment Partners, LLC)(Note 1)
545,616.8 (J. Stephen Gardner)(Note 2)
545,616.8 (John N. Giordano)(Note 2)
1,135,773.8 (Thomas R. Newkirk)(Note 2)
2,227,007.5 (Linn D. Heaton)(Note 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.
Percent of Class Represented by Amount in Row (11)
33% (Shells Investment Partners, LLC)(Note 4)
4.04% (J. Stephen Gardner)(Note 4)
4.04% (John N. Giordano)(Note 4)
8.4% (Thomas R. Newkirk)(Note 4)
16.5% (Linn D. Heaton)(Note 4)

14.	Type of Reporting Person OO (Shells Investment Partners, LLC) IN (J. Stephen Gardner) IN (John N. Giordano) IN (Thomas R. Newkirk) IN (Linn D. Heaton)

Note 1  –  Consists of shares of the Company’s Common Stock issuable upon the exercise of a warrant which will become exercisable on January 31, 2003.

Note 2 - Thomas R. Newkirk owns 51% of Shells Investment Partners, LLC. J. Stephen Gardner and John N. Giordano each own 24.5% of Shells Investment Partners, LLC. Amounts reflect (a) beneficial ownership of shares of the Company’s Common Stock issuable to Shells Investment Partners, LLC upon the exercise of a warrant referenced in Note 1, and (b) the assignment to Linn D. Heaton of the maximum percentage interest (50%) in Shells Investment Partners, LLC’s warrant referenced in Note 1.

Note 3 - In the event the Company pays, in full, principal and interest on a $1,000,000 promissory note issued by the Company to Shells Investment Partners, LLC, Shells Investment Partners, LLC has agreed to assign a portion of its warrant referenced in Note 1 to Linn D. Heaton in accordance with the following schedule: (a) if payment is made on or before January 31, 2003, then Shells Investment Partners, LLC shall assign 50% of its warrants, (b) if payment is made after January 31, 2003 but on or before January 31, 2004, then Shells Investment Partners, LLC shall assign 40% of its warrants, and (c) if payment is made after January 31, 2004, then Shells Investment Partners, LLC shall assign 33.33% of its warrants. The amount reflects (x) beneficial ownership of shares of the Company’s Common Stock issuable to Shells Investment Partners, LLC upon the exercise of a warrant referenced in Note 1, and (y) an assignment of the maximum percentage interest (50%) in Shells Investment Partners, LLC’s warrant referenced in Note 1.

Note 4 - Assumes (a) the exercise in full of the warrant referenced in Note 1, (b) the exercise in full by an unrelated third party of a corresponding warrant to purchase 4,454,015 shares of Common Stock which also becomes exercisable on January 31, 2003, and (c) the assignment to Linn D. Heaton of the maximum percentage interest (50%) in Shells Investment Partners, LLC’s warrant referenced in Note 1.

Item 1.    Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $.01 par value, of Shells Seafood Restaurants, Inc., a Delaware corporation (“Company”). The address of the principal executive office of the Company is 16313 N. Dale Mabry Highway, Suite 100, Tampa, Florida 33618.

Item 2.    Identity and Background.

Shells Investment Partners, LLC

Item 2(a).       Name:    Shells Investment Partners, LLC.

Item 2(b).       Business Address:        100 S. Ashley Drive, Suite 1650
                                                                      Tampa, FL 33602

J. Stephen Gardner

Item 2(a).       Name:    J. Stephen Gardner

Item.2(b).       Business Address:        220 S. Franklin Street
                                                                      Tampa, FL 33602

John N. Giordano

Item 2(a).    Name:  John N. Giordano

Item 2(b).    Business Address:    220 S. Franklin Street
                                                               Tampa, FL 33602

Thomas R. Newkirk

Item 2(a).    Name:  Thomas R. Newkirk

Item 2(b).    Address:    4943 Bayway Dr.
                                         Tampa, FL 33629

Linn D. Heaton

Item 2(a).    Name:  Linn D. Heaton

Item 2(b).    Business Address:    319 Clematis Street, Suite 702
                                                       West Palm Beach, FL 33401

Item 2(c).    Occupation:

J. Stephen Gardner, Co-Managing Member of Shells Investment Partners, LLC, is employed by the law firm of Bush Ross Gardner Warren & Rudy, P.A.; John N. Giordano, Co-Managing Member of Shells Investment Partners, LLC, is employed by the law firm of Bush Ross Gardner Warren & Rudy, P.A.; Thomas R. Newkirk, Co-Managing Member of Shells Investment Partners, LLC; and Linn D. Heaton are private investors.

Item 2(d).    Criminal Proceedings:

During the last five years none of Shells Investment Partners, LLC, J. Stephen Gardner, John N. Giordano, Thomas R. Newkirk, and Linn D. Heaton has been convicted in a criminal proceeding.

Item 2(e).    Civil proceedings:

During the last five years none of Shells Investment Partners, LLC, J. Stephen Gardner, John N. Giordano, Thomas R. Newkirk, and Linn D. Heaton has been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, Federal or state securities laws or finding violation with respect to such laws.

Item 2(f).    Citizenship:

Florida (Shells Investment Partners, LLC)
U.S.A. (J. Stephen Gardner)
U.S.A. (John N. Giordano)

U.S.A. (Thomas R. Newkirk)
U.S.A. (Linn D. Heaton)

Item 3.     Source and Amount of Funds or Other Consideration.

BK - Shells Investment Partners, LLC borrowed $350,000 from SunTrust Banks, Inc. pursuant to a Commercial Fixed Rate Revolving or Draw Note dated February 7, 2002 (the “SunTrust Note”). Proceeds from the SunTrust Note were used as a source of funds by Shells Investment Partners, LLC in connection with a loan of $1,000,000 to the Company. In connection with such loan to the Company, the Company issued a warrant to Shells Investment Partners, LLC to purchase 4,454,015 shares of the Company’s Common Stock which will become exercisable on January 31, 2003.

PF - Personal funds of members of Shells Investment Partners, LLC

Item 4.     Purpose of Transaction.

In connection with a private financing transaction, the Company issued to Shells Investment Partners, LLC a $1,000,000 promissory note and a warrant to purchase 4,454,015 shares of Common Stock.

Item 5.     Interest in Securities of Shells.

(a)    Shells Investment Partners, LLC holds a warrant to purchase 4,454,015 shares of the Company’s Common Stock which will become exercisable on January 31, 2003.

(b)    For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Persons, see Rows 7-10 of the cover page.

(c)    Other than the warrant acquisition being reported hereby, no transactions in the Common Stock were effected by Shells Investment Partners, LLC, J. Stephen Gardner, John N. Giordano, Thomas R. Newkirk, and Linn D. Heaton during the past 60 days.

(d)    Not applicable.

(e)    Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Shells.

Each of J. Stephen Gardner, John N. Giordano, and Thomas R. Newkirk serve as members of the Company’s Board of Directors.

Pursuant to an Investor Rights Agreement, dated as of January 31 2002, by and among Shells Seafood Restaurants, Inc., Shells Investment Partners, LLC, Banyon Investment, LLC and

the shareholders listed on Schedule I thereto, the composition of the Company’s Board of Directors is fixed at 7 members. Banyon Investment, LLC and Shells Investment Partners, L.L.C. each have the right to nominate 3 persons for election to the Board. The parties to the Investor Rights Agreement have agreed to vote their shares to cause such nominees to be elected. J. Stephen Gardner, John N. Giordano, and Thomas R. Newkirk are the three persons initially being nominated by Shells Investment Partners, LLC for election as a director of the Company.

Pursuant to a Commercial Fixed Rate Revolving or Draw Note, dated February 7, 2002, issued by Shells Investment Partners, LLC to SunTrust Banks, Inc., Shells Investment Partners, LLC borrowed funds which, in turn, were used to finance the indirect acquisition of a warrant to purchase 4,454,015 shares of Common Stock of the Company.

Pursuant to a Securities Purchase Agreement, dated as of January 31, 2002, by and among Shells Seafood Restaurants, Inc., its subsidiaries listed on the signature pages thereto, Shells Investment Partners, L.L.C. and Banyon Investment, LLC issued to Shells Investment Partners, LLC a Warrant to Purchase 4,454,015 of Common Stock, Warrant No.: 001.

Pursuant to an Agreement, dated February 22, 2002, by and among George W. Heaton, Shells Investment Partners, LLC, Thomas R. Newkirk, John N. Giordano and J. Stephen Gardner, George W. Heaton had the right to receive a minimum of one-third and a maximum of one-half of Shells Investment Partners, LLC’s interest in the warrant referenced in the immediately preceding paragraph. George W. Heaton subsequently assigned his rights under this Agreement to Linn D. Heaton.

Item 7         Material to be Filed as Exhibits.

Investor Rights Agreement, dated as of January 31, 2002, by and among Shells Seafood Restaurants, Inc., Shells Investment Partners L.L.C., Banyon Investment, LLC and the shareholders listed on Schedule I thereto.*

Commercial Fixed Rate Revolving or Draw Note, dated February 7 2002, issued by Shells Investment Partners, LLC to SunTrust Banks, Inc.

Securities Purchase Agreement, dated as of January 31, 2002, by and among Shells Seafood Restaurants, Inc., its subsidiaries listed on the signature pages thereto, Shells Investment Partners, L.L.C. and Banyon Investment, LLC.*

Warrant to Purchase 4,454,015 of Common Stock, Warrant No.: 001. issued to Shells Investment Partners, LLC.*

Agreement, dated February 22, 2002, by and among George W. Heaton, Shells Investment Partners, LLC, Thomas R. Newkirk, John N. Giordano and J. Stephen Gardner.

*	Previously filed with the Securities and Exchange Commission as Exhibits to, and incorporated by reference from the Company’s Form 8-K for the events occurring February 11, 2002.

[signatures follow on next page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2002	/s/ John N. Giordano
John N. Giordano, Co-Managing Member of Shells Investment Partners, LLC

Dated: December 2, 2002	/s/ Linn D. Heaton
Linn D. Heaton

BORROWER
Shells Investment Partners, LLC
SunTrust Bank 7455 Chancellor Drive Orlando, FL 32809 “LENDER”			COMMERCIAL FIXED RATE REVOLVING OR DRAW NOTE
ADDRESS
100 S. Ashley Drive, Suite 1650 Tampa, FL 33602

	TELEPHONE NO.	IDENTIFICATION NO.
	(813) 224-9255	26-0002173

OFFICER IDENTIFICATION	INTEREST RATE	PRINCIPAL AMOUNT	FUNDING DATE	MATURITY DATE	CUSTOMER NUMBER	LOAN NUMBER
00403	6.950%	$700,000.00	02/07/02	02/07/05

Purpose: Loan to Shell’s Restaurant

PROMISE TO PAY: For value received, Borrower promises to pay to the order of Lender, the principal amount of SEVEN HUNDRED THOUSAND and no/100 Dollars ($700,000.00) or, if less, the aggregate unpaid principal amount of all loans or advances made by Lender to Borrower under this Note, plus interest on the unpaid principal balance at the rate and in the manner described below, until all amounts owing under this Note are paid in full. All amounts received by Lender shall be applied first to late charges, expenses, accrued unpaid interest, and then to principal, or in any other order as determined by Lender, in Lender’s sole discretion, as permitted by law.
REVOLVING OR DRAW FEATURE: ☐ This Note possesses a revolving feature. Upon satisfaction of all conditions set forth in this Note, Borrower shall be entitled to borrow up to the full principal amount of the Note and to repay and reborrow from time to time during the term of this Note. ☒ This Note possesses a draw feature. Upon satisfaction of all conditions set forth in this Note, Borrower shall be entitled to draw one or more times under this Note. Any repayment may not be reborrowed. The aggregate amount of such draws shall not exceed the full principal amount of this Note.
Information with regard to any loans or advances under this Note shall be recorded and maintained by Lender in its internal records and such records shall be conclusive of the principal and interest owed by Borrower under this Note unless there is a material error in such records. Lender’s failure to record the date and amount of any loan or advance shall not limit or otherwise affect the obligations of Borrower under this Note to repay the principal amount of the loans or advances together with all interest accruing thereon. Borrower shall be entitled to inspect or obtain a copy of the records during Lender’s business hours.
CONDITIONS FOR ADVANCES: If no Event of Default has occurred under this Note, Borrower shall be entitled to draw under this Note (subject to the limitations described above) under the following conditions:

INTEREST RATE: Interest under this Note shall be computed on the basis of the actual number of days over 360 days per year. Interest on this Note shall be calculated and payable at the fixed rate of 6.950% per annum.
DEFAULT RATE: In the event of any default under this Note, the Lender may, in its discretion, increase the interest rate on this Note to 18%, or the maximum interest rate Lender is permitted to charge by law, whichever is less.
PAYMENT SCHEDULE: Borrower shall pay the principal and interest according to the following schedule:

Interest only payments beginning May 7, 2002 and continuing at quarterly time intervals thereafter. Two principal payments of $100,000.00 due on February 07, 2003 and February 07, 2004. A final payment of the unpaid principal balance plus accrued interest is due and payable on February 07, 2005.

COST FEE: A fee of $ n/a under Fl. Stat. 658.49 has been charged by Lender to reimburse Lender for its costs, which shall not be refunded.
PREPAYMENT: This Note may be prepaid in part or in full on or before its maturity date. If this Note contains more than one installment, any partial prepayment will not affect the due date or the amount of any subsequent installment, unless agreed to, in writing, by Borrower and Lender. If this Note is prepaid in full, there will be: ☒ No minimum finance charge. ☐ A minimum finance charge of $            .
LATE CHARGE: If a payment is received more than 10 days late, Borrower will be charged a late charge of: ☒ 5.00% of the unpaid portion of the late payment; ☐ $             or             % of the unpaid portion of the late payment, whichever is ☐ greater ☐ less.
COLLATERAL: To secure the payment and performance of obligations incurred under this Note, Borrower grants Lender a security interest in all of Borrower’s right, title, and interest, in all monies, instruments, savings, checking and other accounts of Borrower (excluding IRA, Keogh and trust accounts and other accounts subject to tax penalties if so assigned) that are now or in the future in Lender’s custody or control. ☒ If checked, the obligations under this Note are also secured by the collateral described in any security instruments executed in connection with this Note, and any collateral described in any other security instruments securing this Note or all of Borrower’s obligations to Lender.

RENEWAL: ☐ If checked, this Note is a renewal, but not a satisfaction, of Loan Number             .

THE PERSONS SIGNING BELOW ACKNOWLEDGE THAT THEY HAVE READ, UNDERSTAND, AND AGREE TO THE TERMS AND CONDITIONS OF THIS NOTE, INCLUDING THE PROVISIONS ON THE REVERSE SIDE, AND FURTHER ACKNOWLEDGE RECEIPT OF AN EXACT COPY OF THIS NOTE.
Dated: February 07, 2002
BORROWER: Shells Investment Partners, LLC		BORROWER:

By:	/s/ Thomas R. Newkirk
Thomas R. Newkirk
Member
BORROWER:		BORROWER:

BORROWER:		BORROWER:

BORROWER:		BORROWER:

TERMS AND CONDITIONS

1. EVENT OF DEFAULT. An Event of Default shall occur under this Note in the event that Borrower, any guarantor or any other third party pledging collateral to secure this Note:
(a)	fails to make any payment on this Note or any other indebtedness to Lender when due;
(b)
fails to perform any obligation or breaches any warranty or covenant to Lender contained in this Note, any security instrument, or any other present or future written agreement regarding this or any other indebtedness of Borrower to Lender;

(c)	provides or causes any false or misleading signature or representation to be provided to Lender;
(d)
sells, conveys, or transfers rights in any collateral securing this Note without the written approval of Lender; or destroys, loses or damages such collateral in any material respect; or subjects such collateral to seizure, confiscation or condemnation;

(e)	has a garnishment, judgment, tax levy, attachment or lien entered or served against Borrower, any guarantor, or any third party pledging collateral to secure this Note or any of their property;
(f)
dies, becomes legally incompetent, is dissolved or terminated, ceases to operate its business, becomes insolvent, makes an assignment for the benefit of creditors, fails to pay debts as they become due, or becomes the subject of any bankruptcy, insolvency or debtor relief proceeding;

(g)	fails to provide Lender evidence of satisfactory financial condition;
(h)
has a majority of its outstanding voting securities sold, conveyed, or transferred to any person or entity other than any person or entity that has the majority ownership as of the date of the execution of this agreement; or

(i)	if Lender deems itself insecure in good faith with respect to any of the obligations or indebtedness.

2. RIGHTS OF LENDER ON EVENT OF DEFAULT. If there is an Event of Default under this Note, Lender will be entitled to exercise one or more of the following remedies without notice or demand (except as required by law):
(a)
to declare the principal amount plus accrued interest under this Note and all other present and future obligations of Borrower immediately due and payable in full; such acceleration shall be automatic and immediate if the Event of Default is a filing under the Bankruptcy Code;

(b)	to collect the outstanding obligations of Borrower with or without resorting to judicial process;
(c)	to cease making advances under this Note or any other agreement between Borrower and Lender;
(d)	to take possession of any collateral in any manner permitted by law;
(e)	to require Borrower to deliver and make available to Lender any collateral at a place reasonably convenient to Borrower and Lender;
(f)	to sell, lease or otherwise dispose of any collateral and collect any deficiency balance with or without resorting to legal process;
(g)	to set-off Borrower’s obligations against any amounts due to Borrower including, but not limited to, monies, instruments, and deposit accounts maintained with Lender; and
(h)	to exercise all other rights available to Lender under any other written agreement or applicable law.
Lender’s rights are cumulative and may be exercised together, separately, and in any order. Lender’s remedies under this paragraph are in addition to those available under common law or any other written agreement or applicable law including, but not limited to, the right of set-off.
3. DEMAND FEATURE. ☐ If checked, this Note contains a demand feature. Lender’s right to demand payment, at any time, and from time to time, shall be in Lender’s sole and absolute discretion, whether or not any default has occurred.
4. FINANCIAL INFORMATION. Borrower will at all times keep proper books of record and accounts in which full, true and correct entries shall be made in accordance with generally accepted accounting principles and will deliver to Lender, from time to time as requested by Lender, and within ninety (90) days after the end of each fiscal year of Borrower, a copy of the annual financial statements of Borrower relating to such fiscal year, such statements to include (i) the balance sheet of Borrower as at the end of such fiscal year and (ii) the related income statement, statement of retained earnings and statement of changes in the financial position of Borrower for such fiscal year, prepared by such certified public accountants as may be reasonably satisfactory to Lender. Borrower also agrees to deliver to Lender within fifteen (15) days after filing same, a copy of Borrower’s income tax returns and also, from time to time, such other financial information with respect to Borrower as Lender may request.
5. MODIFICATION AND WAIVER. The modification or waiver of any of Borrower’s obligations or Lender’s rights under this Note must be contained in a writing signed by Lender. Lender may perform any of Borrower’s obligations or delay or fail to exercise any of its rights without causing a waiver of those obligations or rights. A waiver on one occasion will not constitute a waiver on any other occasion. Borrower’s obligations under this Note shall not be affected if Lender amends, compromises, exchanges, fails to exercise, impairs or releases any of the obligations belonging to any Borrower or guarantor or any of its rights against any Borrower, guarantor, or any collateral securing any of Borrower’s obligations. If securing this Note with any property violates any state or federal law, rules, or regulation, including, but not limited to, failure to provide any right of rescission when required, Lender waives the security interest in that part of the property that would cause any such violation with respect to this Note.
6. SEVERABILITY. If any provision of this Note violates the law or in unenforceable, the rest of the note shall remain valid. Notwithstanding anything contained in this Note to the contrary, in no event shall interest accrue under this Note, before or after maturity, at a rate in excess of the highest rate permitted by applicable law, and if interest (including any charge or fee held to be interest by a court of competent jurisdiction) in excess thereof be paid, any excess shall constitute a payment of, and be applied to, the principal balance hereof, and if the principal balance has been fully paid, then such excess interest shall be repaid to Borrower.
7. ASSIGNMENT. Borrower agrees not to assign any of Borrower’s rights, remedies or obligations described in this Note without the prior written consent of Lender, which consent may be withheld by Lender in its sole discretion. Borrower agrees that Lender is entitled to assign some or all of its rights and remedies described in this Note without notice to or the prior consent of Borrower.
8. NOTICE. Any notice or other communication to be provided to Borrower or Lender under this Note shall be in writing and mailed to the parties at the addresses described in this Note or such other address as the parties may designate in writing from time to time.
9. APPLICABLE LAW. This Note shall be governed by the laws of the state indicated in Lender’s address. Unless applicable law provides otherwise, Borrower consents to the jurisdiction and venue of any court located in such state selected by Lender, in its discretion, in the event of any legal proceeding under this Note.
10. COLLECTION COSTS. To the extent permitted by law, Borrower agrees to pay on demand Lender’s reasonable fees and costs, including, but not limited to, fees and costs of attorneys or other agents (including without limitation, paralegals, clerks and consultants), whether or not such attorney or agent is an employee of Lender, which are incurred by Lender in collecting any amount due or enforcing or protecting any right or remedy under this Note, whether or not suit is brought, including, but not limited to, all fees and costs incurred on appeal, in bankruptcy, and for post-judgment collection actions.
11. MISCELLANEOUS. This Note is being executed primarily for commercial, agricultural, or business purposes. Time is of the essence in the performance of this agreement. Borrower agrees to make all payments to Lender at any address designated by Lender and in lawful United States currency. Borrower and any person who endorses this Note waives presentment, demand for payment, notice of dishonor and protest and further waives any right to require Lender to proceed against anyone else before proceeding against Borrower, or said person. All references to Borrower in this Note shall include all of the parties signing this Note, and this Note shall be binding upon the heirs, personal representatives, successors and assigns of Borrower and Lender. If there is more than one Borrower their obligations under this Note shall be joint and several. This Note represents the complete and integrated understanding between Borrower and Lender regarding the terms thereof.
12. JURY TRIAL WAIVER. LENDER AND BORROWER HEREBY WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY CIVIL ACTION ARISING OUT OF, OR BASED UPON, THIS NOTE OR THE COLLATERAL SECURING THIS NOTE.
13. BORROWER HEREBY CONSENTS TO THE ATTACHMENT OR GARNISHMENT OF THEIR EARNINGS.
14. ADDITIONAL TERMS:

FLORIDA DOCUMENTARY STAMP TAX REQUIRED BY LAW IN THE AMOUNT OF $                     HAS BEEN PAID OR WILL BE PAID DIRECTLY TO THE DEPARTMENT OF REVENUE, CERTIFICATE REGISTRATION #580466330-58-002.
☐ RENEWAL NOTE, STAMPS ON ORIGINAL.

275452.2

AGREEMENT

This is an Agreement (the “Agreement”), dated February 22, 2002, entered into among GEORGE W. HEATON, an individual maintaining a business address at 215 Fifth Street, Suite 306, West Palm Beach, Florida 33401 (“Heaton”); SHELLS INVESTMENT PARTNERS, L.L.C., a Florida limited liability company with an office located at110 South Ashley Drive, Suite 1650, Tampa, Florida 33602 (the “LLC”); and THOMAS R. NEWKIRK (“Newkirk”), JOHN N. GIORDANO (“Giordano”) and J. STEPHEN GARDNER (“Gardner, all of the members of the LLC (collectively, the “Members”).

BACKGROUND INFORMATION

Pursuant to a Securities Purchase Agreement, dated January 31, 2002 (the “Securities Purchase Agreement”), the LLC loaned $1,000,000 to Shells Seafood Restaurants, Inc., a Delaware corporation, and those subsidiaries of Shells listed as signatories to the Securities Purchase Agreement (collectively, “Shells”), in exchange for Shells’ execution and delivery to the LLC of Shells’ Secured Senior Note No. A-1, dated January 31, 2002, in the principal amount of $1,000,000 (the “Note”) and the issuance by Shells to the LLC of Warrant No. 001, dated January 31, 2002, to purchase 4,454,015 shares of the common stock of Shells subject to certain adjustments (the “Warrants”), and other good and valuable consideration. The Note bears interest at the rate of 15% per annum, 8% of which is paid currently (“Current Interest”) and the balance, 7%, is accrued and is paid at the maturity of the Note (the “Accrued Interest”). In exchange for valuable services provided to the LLC by Heaton, the LLC and its Members agree as follows.

OPERATIVE PROVISIONS

1.     Participation. While Newkirk, Gardner and Giordano are the sole members of the LLC, once the Members have received, in cash, the return of the principal amount of the Note, Heaton shall be entitled to receive a minimum of one-third ( 1/3) of the Warrants and a maximum of one half (½) of the Warrants. As an incentive for Heaton to cause Shells to satisfy the Note prior to January 31, 2005, the maturity date of the Note, or alternatively, to secure third party financing to provide the Members with cash, in the principal amount of the Note (i.e. $1,000,000), the amount of Warrants issued to Heaton decrease with the passage of time, in accordance with the following schedule:

a.
Payment On or Before January 31, 2003. In the event the principal amount of the Note together with the Current Interest is paid to the Members, whether by Shells, Heaton or by a third party, on or before January 31, 2003, the LLC shall distribute the Warrants to its Members and Heaton, transferring 50% of the Warrants to its Members and the balance of the Warrants (50%) to Heaton.

b.
Payment After January 31, 2003 but on or before January 31, 2004. In the event the principal amount of the Note together with the Current Interest is paid to the Members, whether by Shells, Heaton or by a third party, after January 31, 2003 but on or before January 31, 2004, the LLC shall distribute the Warrants to its Members and Heaton, transferring 60% of the Warrants to its Members and the balance of the Warrants (40%) to Heaton.

c.
Payment After January 31, 2004. In the event the principal amount of the Note together with the Current Interest is paid to the Members, whether by Shells, Heaton or by a third party, after January 31, 2004, the LLC shall distribute the Warrants to its Members and Heaton, transferring 66.67% of the Warrants to its Members and the balance (33.33%) to Heaton.

2.     Payment to Members; Transfer of Membership Interests in LLC. Following the return to the Members of cash in the amount equal to the sum of $1,000,000, the principal amount of the Note, together with the Current Interest and any Accrued Interest that has been paid to the LLC by Shells, the LLC shall distribute the proceeds of the Note to its Members, as soon as reasonably practicable and shall distribute to the Members and Heaton the Warrants in accordance with Section 1 above, free and clear of all liens, pledges, security interests, charges, claims or encumbrances. Following this distribution to the Members, the Members shall transfer to Heaton all of the Members’ right, title and interests in and to the membership interests of the LLC (the “Membership Interests”) in exchange for Heaton’s cash payment to the Members of an aggregate sum of One Hundred and No/100 Dollars ($100.00) together with a promissory note from the LLC to the Members in an amount equal to the Accrued Interest which has not previously been paid to the Members.

3.     Negative Covenants. Without the prior written consent of Heaton, the LLC shall not: (a) issue additional membership interests in the LLC; (b) transfer the Note or the Warrants; or (c) incur indebtedness in an amount greater than the indebtedness existing on the date of this Agreement ($700,000), unless Shells is in default of the Note and the proceeds of such indebtedness are being used to service the LLC’s existing indebtedness. Notwithstanding the foregoing, the LLC shall be entitled to pledge the Note to its existing lenders as security for such loans.

4.     Notices. All notices and other communications hereunder shall be in writing and shall be given to the person by sending a copy thereof by hand delivery, certified mail, overnight delivery service or by telecopy. Notice shall be deemed to have been given to the person entitled thereto when hand delivered, deposited in the United States mail, delivered to an overnight delivery courier, or when transmitted via telecopy:

if to Heaton to:

George W. Heaton
215 Fifth Street, Suite 306
West Palm Beach, Florida 33401
Telecopier No. (561) 832-4737

If to the LLC or the Members to:

Shells Investment Partners, LLC
110 South Ashley Drive, Suite 1650
Tampa, Florida 33602
Attn: Thomas R. Newkirk
Telecopier No.: (813) 229-2359

Notice of any change in any such address shall also be given in the manner set forth above. Whenever the giving of notice is required, the giving of such notice may be waived by the party entitled to receive such notice.

5.     Binding Agreement; Non-Assignability. Each of the provisions and agreements herein contained shall be binding upon and enure to the benefit of the personal representatives, devisees, heirs, successors and assigns of the respective parties hereto; but none of the rights or obligations attaching to any party hereunder shall be assignable.

6.     Entire Agreement. This Agreement and the other documents referenced herein constitute the entire understanding of the parties hereto with respect to the subject matter hereof, and no amendment, modification or alteration of the terms hereof shall be binding unless the same be in writing, dated subsequent to the date hereof and duly approved and executed by each of the parties hereto.

7.     Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

8.     Headings. The headings of this Agreement are inserted for convenience and identification only, and are in no way intended to describe, interpret, define or limit the scope, extent or intent hereof.

9.     Application of Florida Law; Venue. This Agreement, and the application or interpretation thereof, shall be governed exclusively by its terms and by the laws of the State of Florida. Venue for all purposes shall be deemed to lie within Hillsborough County, Florida.

10.     Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.     Legal Fees and Costs. If a legal action is initiated by any party to this Agreement against one or more of the remaining parties arising out of or relating to the alleged performance or non-performance of any right or obligation established hereunder, any and all fees, costs and expenses reasonably incurred by each successful party or his or her or its legal counsel in investigating, preparing for, prosecuting, defending against, or providing evidence, producing documents or taking any other action in respect of, such action shall be the joint and several obligation of and shall be paid or reimbursed by the unsuccessful party(ies). For purposes of this Section, the term “party” shall include its or his legal representatives.

12.     Background Information Recitals. The parties acknowledge and agree that the recitals contained in Background Information above are true and correct and form an integral part of this Agreement.

13.     Agreement prepared by LLC Counsel. The parties acknowledge that the LLC’s counsel, Bush Ross Gardner Warren & Rudy, P.A. (“BRGWR”), prepared this Agreement on behalf of the LLC, as directed by its Managing Member. The parties have been advised that BRGWR’s representation of clients is governed by the legal ethics code adopted by the Supreme Court of Florida. BRGWR has a duty to exercise independent professional judgment on behalf of its clients. The Rules Regulating the Florida Bar establish guidelines for Florida lawyers to follow regarding conflicts. Rule 4-1.7 prohibits representation of a client if the representation will be directly adverse to the interests of another client, unless the lawyer believes the representation will not adversely affect the lawyer’s responsibilities to another client and each client consents after consultation. In addition, a lawyer may not use information gained in representation of a client to that client’s disadvantage. Information generally known or publically available is excluded from this concern. Based on the foregoing, each party: (i) hereby acknowledges that he or it understands Rule 4-1.7 of the Rules Regulating the Florida Bar and has been advised of BRGWR’s representation of the LLC in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated hereby, and (ii) consents to Bush Ross serving as counsel to the LLC in this transaction in light of the above. Heaton and the Members acknowledge that they have been urged and have had the opportunity to seek the advice of independent legal counsel.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

“HEATON”

/s/ George W. Heaton George W. Heaton

“LLC”

SHELLS INVESTMENT PARTNERS, L.L.C., a Florida limited liability company

By:	/s/ Thomas R. Newkirk
Thomas R. Newkirk, Managing Member

“MEMBERS”

/s/ Thomas R. Newkirk Thomas R. Newkirk

/s/ John N. Giordano John N. Giordano

/s/ J. Stephen Gardner J. Stephen Gardner